FORM U-6B-2
                       CERTIFICATE OF NOTIFICATION
          under the Public Utility Holding Company Act of 1935
     Trigen-Cinergy Solutions of Cincinnati LLC, an Ohio limited liability company and indirect nonutility subsidiary of Cinergy Corp. ("Cinergy"), a registered holding company, hereby notifies the Commission that it has issued the securities described below:

1.   Type of security: note

2.   Issue, renewal or guaranty:  issuance

3.   Principal amount:  $8,000,000

4.   Annual rate of interest:  variable

5.   Date of issue:  September 28, 1998

6. Date of maturity: September 15, 2005, subject to prior redemption under certain circumstances.

7.   Purchaser:  County of Hamilton, Ohio

8.   Collateral:  Unconditional guarantee by Cinergy.

9.   Net proceeds: $7,950,000

10. Use of proceeds: Payment of a portion of the costs of acquisition, construction, and installation of a district energy system to provide cooling service within the central business district of downtown
Cincinnati, Ohio.

11.  Exemption claimed:  Rule 52(b)

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                                     Trigen-Cinergy Solutions of
                                     Cincinnati LLC

                                     By: /s/William L. Sheafer
                                     Assistant Treasurer

Dated:   November 17, 1998